Exhibit 99.1

Freightos Reports Second Quarter 2025 Results

●      Second quarter revenue up 31% year-over-year, exceeding management expectations

●      Updated full-year outlook: increased transaction forecast and tightened financial metrics ranges

August 18, 2025 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral digital booking and payment platform for the international freight industry, today reported its financial results for the quarter ended June 30, 2025.

"Freightos continues to solidify its position as a leader in the end-to-end digital transformation of the international freight industry, achieving robust second-quarter results with a 31% year-over-year revenue increase. We have revised our full-year Transaction outlook upward, reflecting our confidence in sustained growth," said Zvi Schreiber, CEO of Freightos. "Amid global trade uncertainty and fluctuating market demands, Freightos has demonstrated exceptional resilience through our platform's unique capabilities and strategic adaptability. While we observe more measured enterprise spending, these conditions present opportunities to innovate and strengthen our service offerings, adding greater value as customers navigate this dynamic environment. Together with our new chairman and the additional expertise on our board, we are marking a new chapter for the company as we pursue our strategic vision."

“Our second-quarter performance reflects a strong revenue increase, surpassing our expectations and underscoring our ability to adapt and grow in challenging market conditions. Adjusted EBITDA was in line with our expectations and would have exceeded expectations if it wasn’t for the appreciation of the EUR and other currencies against the USD,” said Pablo Pinillos, CFO of Freightos. “Looking ahead to the second half of the year, currency rate fluctuations may continue moderately impacting Adjusted EBITDA, but will have little effect on our closing cash position, thanks to effective hedging. Overall our revised outlook reflects optimism about Transactions and revenue growth, and our commitment to rigorous financial discipline. We remain steadfast in our goal to reach breakeven Adjusted EBITDA by the end of 2026.”

Second Quarter 2025 Financial Highlights

●	Revenue of $7.4 million for the second quarter of 2025, an increase of 31% compared to $5.7 million in the second quarter of 2024.

●	IFRS Gross Margin of 67.1%, up from 64.9% in the second quarter of 2024. Non-IFRS Gross Margin of 73.5%, up from 72.0% for the second quarter of 2024.
●	IFRS loss of $4.3 million, compared to $5.3 million in the second quarter of 2024.
●	Adjusted EBITDA of negative $2.9 million, compared to negative $3.1 million in the second quarter of 2024.
●	Cash and cash equivalents and short-term bank deposit amounting to $34.1 million as of the end of June 2025.

Recent Business Highlights

●	Transactions Growth: Freightos achieved a record 397 thousand Transactions in the second quarter of 2025, up 26% year over year. This was the 22nd consecutive quarter of record Transactions.
●	Carrier Growth: The number of carriers selling on the platform increased from 71 in the first quarter of 2025 to 75 in the second quarter, reflecting the addition of prominent airlines such as China Airlines and Air Europa, along with specialized sellers that enhance the platform's service diversity.
●	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the platform grew by 6% compared to the second quarter of 2024, reaching approximately 20,200.
●	Gross Booking Value Growth: Gross Booking Value (GBV) was $317 million in the second quarter, up 56% compared to the second quarter of 2024. This growth was supported by higher transaction volumes and strong contribution from the portal component.
●	Revenue Growth: Second quarter revenue of $7.4 million was up 31% from the second quarter of 2024. The main contributors to the growth were the addition of Shipsta and strong organic performance from SaaS solutions and from customs clearance services, on top of continued solid growth of the WebCargo by Freightos platform. Total Platform revenue in the second quarter was $2.5 million, up 23% from the second quarter of 2024, and Solutions revenue was $4.9 million, up 36% year over year.

Financial Outlook

Management Expectations
	Q3 2025	FY 2025
Transactions (k)	419 - 425	1,607 - 1,684
Year over Year Growth	24% - 25%	23% - 29%
GBV ($m)	329 - 333	1,251 - 1,266
Year over Year Growth	51% - 53%	40% - 42%
Revenue ($m)	7.6 - 7.7	29.5 - 30.0
Year over Year Growth	23% - 25%	24% - 26%
Adjusted EBITDA ($m)	(2.6) - (2.5)	(10.9) - (10.5)

This outlook assumes freight price levels and market freight volumes as of August 2025

Further financial details are included as an appendix below.

Earnings Webcast

Freightos’ management, and new Chairman Dr. Udo Lange, will host a webcast and conference call to discuss the results today, August 18, 2025, at 8:30 a.m. EST. To participate in the call, please pre-register at the following link:

https://freightos.zoom.us/webinar/register/2717524789883/WN_62GUU7UHQOSxiz6R5FmLng#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: disruptions to the international freight industry, including those caused by global economic trends and policy changes, such as whether increased tariffs and protectionist trade policies being implemented by the United States and other countries will reduce shipping volume and, hence, number of Transactions, GBV and Platform revenue; Freightos’ ability to successfully integrate the Shipsta business without disruption to its business; the ongoing military conflict in the Middle East, including the impact of disruptive actions by the Houthis in Yemen on the international shippping route that runs through the Red Sea; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; the ability to keep pace with rapid technological changes, particularly in artificial intelligence; Freightos’ ability to retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to reduced international trade, inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 24, 2025, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking, non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. These non-IFRS measures are presented to permit investors and others to more fully understand how management assesses our performance for internal planning and forecasting purposes.

Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.
●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization operating expense settled by issuance of shares, and change in fair value of warrants.
●	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.
●	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders or enterprise shippers often negotiating fixed, all-inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2025	December 31, 2024
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$19,981	$10,118
User funds	3,298	4,494
Trade receivables, net	4,043	3,057
Short-term bank deposit	14,168	27,153
Other receivables and prepaid expenses	2,333	1,281
	43,823	46,103

Non-current Assets:
Property and equipment, net	301	420
Right-of-use assets, net	2,005	1,191
Intangible assets, net	8,018	8,852
Goodwill	15,343	15,040
Deferred taxes	519	536
Other long-term assets	1,626	1,637
	27,812	27,676

Total assets	$71,635	$73,779

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	832	615
Trade payables	5,666	2,731
User accounts	3,298	4,494
Warrants liabilities	2,958	2,450
Accrued expenses and other short-term liabilities	7,612	7,023
	20,366	17,313

Long Term Liabilities:
Lease liabilities	1,155	339
Employee benefit liabilities, net	1,349	1,239
	2,504	1,578

Equity:
Share capital	1	* )
Share premium	263,799	261,769
Foreign currency translation reserve	316	(307)
Reserve from remeasurement of defined benefit plans	96	96
Accumulated deficit	(215,447)	(206,670)
Total equity	48,765	54,888

Total liabilities and equity	$71,635	$73,779

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
Revenue	$7,438	$5,658	$14,383	$11,013
Cost of revenue	2,445	1,984	4,751	3,989
Gross profit	4,993	3,674	9,632	7,024
Operating expenses:
Research and development	3,031	2,435	5,914	4,901
Selling and marketing	3,853	3,267	7,536	6,829
General and administrative	2,623	2,536	5,377	5,342
Total operating expenses	9,507	8,238	18,827	17,072
Operating loss	(4,514)	(4,564)	(9,195)	(10,048)
Change in fair value of warrants	(285)	(1,324)	(508)	(1,040)
Finance income	578	637	1,153	1,275
Finance expenses	(19)	(70)	(134)	(137)
Financing income, net	559	567	1,019	1,138
Loss before taxes on income	(4,240)	(5,321)	(8,684)	(9,950)
Income taxes (tax benefit), net	38	(7)	93	(20)
Loss	(4,278)	(5,314)	(8,777)	(9,930)
Other comprehensive income (net of tax effect):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	433	-	623	-
Total comprehensive loss	$(3,845)	$(5,314)	$(8,154)	$(9,930)
Basic and diluted loss per Ordinary share	$(0.09)	$(0.11)	$(0.18)	$(0.21)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	50,291,610	48,151,487	50,084,401	48,057,015

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(4,278)	$(5,314)	$(8,777)	$(9,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	806	706	1,744	1,410
Operating expense settled by issuance of shares	-	-	-	351
Change in fair value of warrants	285	1,324	508	1,040
Changes in the fair value of contingent consideration	-	(6)	-	(6)
Share-based compensation	811	751	1,508	1,594
Finance income, net	(559)	(561)	(1,019)	(1,132)
Income taxes (tax benefit), net	38	(7)	93	(20)
	1,381	2,207	2,834	3,237
Changes in asset and liability items:
Decrease (increase) in user funds	93	508	1,261	(298)
Increase (decrease) in user accounts	(93)	(508)	(1,261)	298
Increase in other receivables and prepaid expenses	(261)	(844)	(495)	(778)
Increase in trade receivables	(77)	(311)	(778)	(495)
Increase in other long-term assets	(73)	-	(73)	-
Increase (decrease) in trade payables	(74)	94	2,862	481
Increase in accrued severance pay, net	19	44	68	114
Increase in accrued expenses and other short-term liabilities	506	718	152	696
	40	(299)	1,736	18
Cash received (paid) during the period for:
Interest received, net	111	816	1,644	2,356
Taxes received (paid), net	(76)	(174)	31	(186)
	35	642	1,675	2,170
Net cash used in operating activities	(2,822)	(2,764)	(2,532)	(4,505)
Cash flows from investing activities:
Purchase of property and equipment	(58)	(9)	(74)	(17)
Proceeds from sale of property and equipment	-	-	25	2
Investment in long-term assets	(5)	(30)	(123)	(30)
Withdrawal of long-term assets	116	25	116	33
Withdrawal of (investment in) short-term bank deposit, net	(14,000)	-	12,000	(6,000)
Withdrawal of short term investments, net	-	11,520	-	11,520
Net cash provided by (used in) investing activities	(13,947)	11,506	11,944	5,508
Cash flows from financing activities:
Repayment of lease liabilities	(149)	(155)	(300)	(305)
Exercise of options	225	175	489	197
Net cash provided by (used in) financing activities	76	20	189	(108)
Exchange differences on balances of cash and cash equivalents	220	(33)	236	(59)
Gains from translation of cash and cash equivalents of foreign activity	17	-	26	-
Increase (decrease) in cash and cash equivalents	(16,456)	8,729	9,863	836
Cash and cash equivalents at the beginning of the period	36,437	12,272	10,118	20,165
Cash and cash equivalents at the end of the period	$19,981	$21,001	$19,981	$21,001
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$62	$-	$1,172	$-
Receivables on account of exercise of options	$34	$51	$34	$51

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
IFRS gross profit	$4,993	$3,674	$9,632	$7,024
Add:
Share-based compensation	82	89	180	190
Depreciation and amortization	392	312	775	623
Non-IFRS gross profit	$5,467	$4,075	$10,587	$7,837
IFRS gross margin	67.1%	64.9%	67.0%	63.8%
Non-IFRS gross margin	73.5%	72.0%	73.6%	71.2%

RECONCILIATION OF IFRS LOSS TO ADJUSTED EBITDA

(in thousands , except adjusted EBITDA margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
IFRS loss	$(4,278)	$(5,314)	$(8,777)	$(9,930)
Add:
Change in fair value of warrants	285	1,324	508	1,040
Financing income, net	(559)	(567)	(1,019)	(1,138)
Tax benefit (income taxes), net	38	(7)	93	(20)
Share-based compensation	811	751	1,508	1,594
Depreciation and amortization	806	706	1,744	1,410
Operating expense settled by issuance of shares	-	-	-	351
Adjusted EBITDA	$(2,897)	$(3,107)	$(5,943)	$(6,693)
Adjusted EBITDA margins	-39%	-55%	-41%	-61%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

	(unaudited)		(unaudited)
IFRS loss	$(4,278)	$(5,314)	$(8,777)	$(9,930)
Add:
Share-based compensation	811	751	1,508	1,594
Depreciation and amortization	806	706	1,744	1,410
Operating expense settled by issuance of shares	-	-	-	351
Changes in the fair value of contingent consideration	-	(6)	-	(6)
Change in fair value of warrants	285	1,324	508	1,040
Non IFRS loss	$(2,376)	$(2,539)	$(5,017)	$(5,541)
Non IFRS basic and diluted loss per Ordinary share	$(0.05)	$(0.05)	$(0.10)	$(0.12)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	50,291,610	48,151,487	50,084,401	48,057,015